Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated April 28, 2011

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-4 of this term sheet and beginning on page S-8 of product supplement RANGE-1. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$1,000.00	$
Underwriting discount (1)	$25.00	$
Proceeds, before expenses, to Bank of America Corporation	$975.00	$

(1)	The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $975.00 per unit and $0.00 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), any reference in this term sheet to the month in which the pricing date, the settlement date, interest payment dates, redemption dates, or the maturity date will occur is subject to change.

Merrill Lynch & Co.
May , 2011

Units Pricing Date* May , 2011

Callable LIBOR Range Accrual Notes Settlement Date* June , 2011

Referencing 6-Month U.S. Dollar LIBOR, Maturity Date* June , 2026

due June , 2026 CUSIP No.

$1,000 principal amount per unit

Term Sheet No.

Bank of America Corporation

Callable LIBOR Range Accrual Notes

Interest will be payable quarterly at an annual rate equal to R x (N/D):

“R” will be determined on the pricing date, and will be between 6.25% and 6.75% per annum.

“N” will be the total number of calendar days during the applicable quarterly interest period on which 6-Month U.S. Dollar LIBOR is between 0% and 6%, inclusive.

“D” will be the total number of calendar days during the applicable quarterly interest period.

Interest will not accrue on any calendar day in which 6-Month U.S. Dollar LIBOR is above 6% or below 0%, as described in more detail below.

Principal and the final interest payment, if any, is paid at maturity or upon redemption

Subject to early redemption at our option on June , 2013 and any subsequent interest payment date

A maturity of approximately fifteen years

Payments of interest and repayment of principal at maturity are subject to the credit risk of Bank of America Corporation

No listing on any securities exchange

Summary

The Callable LIBOR Range Accrual Notes Referencing 6-Month U.S. Dollar LIBOR, due June     , 2026 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and all payments due on the notes, including repayment of the principal amount, will be subject to the credit risk of BAC.

The notes will provide quarterly interest payments at a rate based upon the total number of calendar days in the applicable quarterly interest period on which the level of 6-Month U.S. Dollar LIBOR is between 0% and 6%, as described below. The maximum annual rate of interest payable on the notes in any quarterly interest period will be determined on the pricing date, and will be between 6.25% and 6.75%. We have the right to redeem all, but not less than all, of the notes beginning on June , 2013 and on any subsequent interest payment date. If the notes have not been previously redeemed, we will pay to you at maturity the principal amount of your notes plus any accrued and unpaid interest, subject to our credit risk. The notes are not traditional debt securities and, during any interest period, it is possible that the notes will not pay interest or will pay interest at a very low rate.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement RANGE-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$1,000 per unit
Term:	Approximately fifteen years
Reference Rate:

6-Month U.S. Dollar LIBOR, which will be determined based on Reuters page LIBOR01, or any page substituted for that page, and as further described in the prospectus on page 19, under the caption “Description of Debt Securities—Floating Rate Notes—LIBOR Notes.”

Payment at Maturity:	If the notes have not been previously redeemed, we will pay to you at maturity the principal amount of the notes, plus any accrued and unpaid interest, subject to our credit risk.
Interest Rates:

For each quarterly interest period, interest will accrue at a rate per annum equal to:

                R × (N/D)

“R” will be determined on the pricing date and will be between 6.25% and 6.75% per annum. We will set forth “R” in the final term sheet that will be made available in connection with sales of the notes.

“N” will be the total number of calendar days during the applicable quarterly interest period on which the Reference Rate is within the Reference Rate Range. If the Reference Rate is not within the Reference Rate Range on a calendar day, then interest will not accrue on that day.

“D” will be the total number of calendar days during the applicable quarterly interest period.

In no event will the annualized interest rate applicable to any quarterly interest period be greater than R or less than 0.00%.

If any calendar day during the applicable interest period is not a business day, the Reference Rate for that calendar day will be the Reference Rate on the business day immediately prior to that calendar day.

The Reference Rate for the last four London Banking Days (as defined on page 25 of the prospectus) of an interest period will be the Reference Rate on the applicable London Banking Day immediately preceding those four days.

Interest will not accrue on any calendar day in which 6-Month U.S. Dollar LIBOR is above 6% or below 0%.

Interest Payment Dates:

Each interest payment date will occur on the of March, June, September, and December, beginning on September , 2011, subject to postponement as described in the section entitled “Description of the Notes—Interest” beginning on page S-19 of product supplement RANGE-1.

Day Count Convention:	30/360
Reference Rate Range:	Greater than or equal to 0.00% and less than or equal to 6.00%
Optional Early Redemption:

We have the right to redeem 100% of the notes beginning on June , 2013 and on any subsequent interest payment date (each, an “Early Redemption Date”). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to redeem the notes, we will give notice to the trustee at least five business days but not more than 60 calendar days before the specified Early Redemption Date.

Calculation Agent:	Merrill Lynch Capital Services, Inc., a subsidiary of BAC

Callable LIBOR Range Accrual Notes	TS-2

Hypothetical Interest Rate Calculations

Examples

Set forth below are five examples of the calculation of the interest rate (rounded to three decimal places) payable on the interest payment date for a hypothetical interest period that has 90 calendar days and based on a hypothetical R of 6.50%, which is the midpoint of the range of 6.25% of 6.75%. These examples are for purposes of illustration only. The actual interest rate for any interest period will depend on the actual number of calendar days in that interest period and the level of the Reference Rate on each calendar day during that period.

Example 1: There were no days during the interest period on which the Reference Rate was within the Reference Rate Range:

Hypothetical N:	0

Hypothetical D:	90

Hypothetical annual rate: 6.50% × 0/90 = 0.00%

Hypothetical interest rate payable for that quarterly interest period: 0.00% × 90/360 = 0.000%

Example 2: There were 18 days during the interest period on which the Reference Rate was within the Reference Rate Range:

Hypothetical N:	18

Hypothetical D:	90

Hypothetical annual rate: 6.50% × 18/90 = 1.30%

Hypothetical interest rate payable for that quarterly interest period: 1.30% × 90/360 = 0.325%

Example 3: There were 36 days during the interest period on which the Reference Rate was within the Reference Rate Range:

Hypothetical N:	36

Hypothetical D:	90

Hypothetical annual rate: 6.50% × 36/90 = 2.60%

Hypothetical interest rate payable for that quarterly interest period: 2.60% × 90/360 = 0.650%

Example 4: There were 54 days during the interest period on which the Reference Rate was within the Reference Rate Range:

Hypothetical N:	54

Hypothetical D:	90

Hypothetical annual rate: 6.50% × 54/90 = 3.90%

Hypothetical interest rate payable for that quarterly interest period: 3.90% × 90/360 = 0.975%

Example 5: The Reference Rate was within the Reference Rate Range on each day during the interest period:

Hypothetical N:	90

Hypothetical D:	90

Hypothetical annual rate: 6.50% × 90/90 = 6.50%

Hypothetical interest rate payable for that quarterly interest period: 6.50% × 90/360 = 1.625%

Callable LIBOR Range Accrual Notes	TS-3

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-8 of product supplement RANGE-1 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	It is possible that you may receive no interest, or only a limited amount of interest, for one or more interest periods.

▪	In no event will the annualized interest rate applicable to any quarterly interest period be greater than R, which will be between 6.25% and 6.75% per annum.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	The notes are subject to our early redemption.

▪

If the Reference Rate is not within the applicable Reference Rate Range on the fifth London Banking Day prior to the applicable interest payment date, no interest will accrue on the notes for the last four London Banking Days of the applicable interest period, even if the Reference Rate is within the applicable Reference Rate Range on one or more of those last four London Banking Days.

▪	You must rely on your own evaluation of the merits of an investment linked to the Reference Rate.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than the Original Offering Price.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

You should consider the tax consequences of investing in the notes. See “Certain U.S. Federal Income Taxation Considerations” below, and “U.S. Federal Income Tax Summary” beginning on page S-27 of product supplement RANGE-1.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Reference Rate will be within the Reference Rate Range for most or all of the term of the notes.

▪	You accept that the interest rate applicable to each quarterly interest period during the term of the notes is uncertain and may be 0.00% per annum.

▪

You accept that, even if the Reference Rate is within the Reference Rate Range on each calendar day of an interest period, the annualized interest rate for the related interest period will not be more than the rate that will be determined on the pricing date.

▪	You are willing to have your notes redeemed prior to maturity on any interest payment date occurring on or after June , 2013.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to accept that the payments on the notes depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the Reference Rate will not be within the Reference Rate Range often enough during the term of the notes to provide you with your desired return.

▪	You seek an investment with a guaranteed interest rate applicable to each quarterly interest period, or one that is not limited to the rate that will be determined on the pricing date.

▪	You are not willing to have your notes redeemed prior to maturity.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Callable LIBOR Range Accrual Notes	TS-4

Other Provisions

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution; Conflicts of Interest

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Callable LIBOR Range Accrual Notes	TS-5

6-Month U.S. Dollar LIBOR

The Reference Rate is 6-Month London Inter-Bank Offered Rate that appears on Reuters page LIBOR01 as of 11:00 A.M., London time, on the respective London Banking Day.

The following table sets forth, in percentage terms, the month-end levels of the Reference Rate obtained from Bloomberg L.P. for the period from January 2006 through March 2011.

	2006	2007	2008	2009	2010	2011
January	4.81000%	5.40000%	3.04125%	1.66000%	0.38438%	0.45381%
February	4.99000%	5.33000%	2.93125%	1.80313%	0.38688%	0.46400%
March	5.14000%	5.32969%	2.61438%	1.73563%	0.44438%	0.45950%
April	5.22000%	5.36000%	2.96500%	1.56500%	0.53063%
May	5.33000%	5.38475%	2.91063%	1.24000%	0.75188%
June	5.58938%	5.38625%	3.10875%	1.11125%	0.75250%
July	5.51000%	5.32688%	3.08375%	0.92500%	0.66781%
August	5.43125%	5.53500%	3.11750%	0.75500%	0.49669%
September	5.37000%	5.13250%	3.98125%	0.62875%	0.46250%
October	5.38750%	4.80625%	3.12125%	0.56438%	0.44844%
November	5.34688%	4.91000%	2.59125%	0.48813%	0.46100%
December	5.37000%	4.59625%	1.75000%	0.42969%	0.45594%

Callable LIBOR Range Accrual Notes	TS-6

The following graph sets forth the monthly historical performance of the Reference Rate in the period from January 2006 through March 2011. The dotted line represents 6.00%, the upper limit of the Reference Rate Range. On April 21, 2011, the Reference Rate was 0.43325%.

The historical data on the Reference Rate presented above is not necessarily indicative of the future performance of the Reference Rate or what the value of the notes may be. The historical data sets forth only month-end levels of the Reference Rate. Interest accruing on the notes is determined in reference to daily levels of the Reference Rate. Any month-end trend in the level of the Reference Rate is not necessarily indicative of the intra-month trends. Furthermore, any historical upward or downward trend in the level of the Reference Rate during any period set forth above is not an indication that the level of the Reference Rate is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Reference Rate. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Reference Rate and financial markets generally exhibiting greater volatility than in earlier periods.

Callable LIBOR Range Accrual Notes	TS-7

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-27 of the accompanying product supplement RANGE-1, which you should carefully review prior to investing in the notes. For purposes of that discussion, and subject to the factors described in the third paragraph of this section, we intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the balance of this discussion assumes that this characterization is proper and will be respected. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement RANGE-1.

Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Upon the sale or exchange of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale or exchange (except to the extent attributable to accrued but unpaid interest) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder. Gain or loss realized on the sale or exchange of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The deductibility of capital losses is subject to limitations.

Notwithstanding the above, depending on market conditions in effect on the pricing date, we may instead treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” If the notes were so treated, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” that we will establish for determining interest accruals and adjustments with respect to a note. Upon a sale, exchange, or redemption of a note prior to maturity, a U.S. Holder generally will treat any gain as interest income, and any loss as ordinary loss to the extent of interest included in income in the current or previous taxable years in respect of the notes, and the balance as capital loss. Please see the discussion under the section entitled “U.S. Federal Income Tax Summary—U.S. Holders—Income Tax Considerations—Contingent Payment Debt Instruments” beginning on page S-29 of the of the accompanying product supplement RANGE-1.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-27 of the accompanying product supplement RANGE-1.

Callable LIBOR Range Accrual Notes	TS-8

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement RANGE-1 dated August 27, 2010:

http://www.sec.gov/Archives/edgar/data/70858/000119312510199455/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Callable LIBOR Range Accrual Notes	TS-9